UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

THE TEXT OF THIS FORM 6-K AND THE IFRS FINANCIAL RESULTS INCLUDED IN EXHIBIT 99.1 OF THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Financial Results for the Fourth Quarter and Year ended December 31, 2025

Ellomay Capital Ltd. (the “Company”) hereby announces that on March 31, 2026, it published a press release containing the financial results of the Company as of and for the three and twelve month periods ended December 31, 2025 (the “Press Release”).

The Press Release is attached hereto as Exhibit 99.1.

Approval of Amendments to Deeds of Trust Governing the Company’s Debentures

The Company hereby announces that on March 31, 2026, meetings of holders of the Company’s debentures (Series D-G) were held to approve the change of control of the Company and certain amendments to the deeds of trust governing the Company’s debentures, as more fully described on a Form 6-K submitted by the Company to the Securities and Exchange Commission (“SEC”) on March 23, 2026 (the “March 23, 2026 Form 6-K”).

Following discussions with holders of debentures, the Company amended the proposed terms of the amendments and notices as follows:

Series D Convertible Debentures

The Company intends to advance the approval of a decrease in the conversion price of the Series D Debentures from NIS 165 per ordinary share to a conversion price per ordinary share equal to the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange during the thirty trading days prior to the Company’s approach to the Israeli court for purposes of approval of the change in conversion price, plus 15%. Such decrease is subject to court approval (and any additional approvals required by the court, including potentially the approvals of the holders of the debentures and the Company’s shareholders) and to a listing approval of the additional shares by the NYSE American and Tel Aviv Stock Exchange and therefore the Company cannot currently estimate whether and when it will be implemented.

Series G Debentures

The Company removed from the proposed amendment the elimination of the increase in the annual interest rate in the event, and for as long as, the Series G Debentures are rated above Baa1.il (or an equivalent rating).

Other than as set forth above, the proposed amendments to the deeds of trust governing the Company’s debentures (Series D-G) remain as described in the March 23, 2026 Form 6-K.

The Company further updates that at the meetings of the holders of the Company’s debentures that were held on March 31, 2026, all proposed resolutions, including the proposed amendments to the deeds of trust governing the debentures, were approved by the requisite majority.

Update concerning Mr. Ben Sheizaf, the Company’s Chairman of the Board

In connection with Mr. Sheizaf’s notice to the Company that he intends to resign from the Board of Directors thirty days after the consummation of the change of control of the Company, as noted in the Company’s Form 6-K submitted to the SEC on March 4, 2026, the Company hereby updates that it requested Mr. Sheizaf to continue to serve as Chairman of the Board pending the appointment of his replacement and Mr. Sheizaf agreed.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: “Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2025,” dated March 31, 2026.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 1, 2026

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